

November 18, 2010

Stephen B. Thompson
Chief Financial Officer
Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207

> **Re:** **Access Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 3, 2010**
> **File No. 333-166453**

Dear Mr. Thompson:

We have reviewed your amended registration statement and correspondence filed November 15, 2010 to our comment letter dated May 6, 2010 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

1. We note the disclosure on the cover page of the prospectus which indicates that each warrant in the unit will allow the holder to purchase an additional 0.3 shares of common stock. However, your next sentence indicates that each warrant entitles the holder to purchase one share of common stock. Please revise your registration statement to address this inconsistency. In particular, please provide the following information:

   - The number of warrants included in each unit; and
   - The number of shares of common stock that a warrant holder is entitled to purchase.

2. Please file the placement agent agreement with Hudson Securities, Inc. as an exhibit to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

Assistant Director
Jeffrey Riedler

cc: John J. Concannon III, Esq.
        Bingham McCutchen LLP
        One Federal Street
        Boston, MA 02110